UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-136826
TURQUOISE CARD BACKED SECURITIES PLC
(Exact name of registrant as specified in its charter)
c/o Wilmington Trust SP Services (London) Ltd., Tower 42 (Level 11), International
Finance Centre, 25 Old Broad Street, London, EC2N 1HQ, + 44 20 7991 8888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Series 2006-2 Class A Notes
Series 2006-2 Class B Notes
Series 2006-2 Class C Notes
Series 2007-1 Class A Notes
Series 2007-1 Class B Notes
Series 2007-1 Class C Notes
(Title of each class of securities covered by this Form)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☑	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
     The registrant first became subject to the reporting requirements of the Exchange Act on October 26, 2006, the date when the registrant’s Registration Statement No. 333-136826 under the Securities Act (the “Registration Statement”) was declared effective.
     The registrant has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under Section 13(a) (as required by section 15(d)).
Item 2. Recent United States Market Activity
     The registrant last sold securities in the United States under the Registration Statement on June 28, 2007.
Item 3. Foreign Listing and Primary Trading Market
     Inapplicable.
Item 4. Comparative Trading Volume Data
     Inapplicable.
Item 5. Alternative Record Holder Information
     Inapplicable.
Item 6. Debt Securities
     Based on the information collected for the registrant by Broadridge Financial Solutions, Inc., on December 10, 2008 the number of holders of the securities covered by this Form 15F who are resident of the United States were as follows:
Series 2006-2 Class A Notes:          5 holders
Series 2006-2 Class B Notes:          5 holders
Series 2006-2 Class C Notes:          6 holders
Series 2007-1 Class A Notes:          17 holders
Series 2007-1 Class B Notes:          3 holders
Series 2007-1 Class C Notes:          4 holders
Item 7. Notice Requirement
     On the date of filing of this Form 15F, the registrant has issued a press release disclosing its intent to terminate its duty to file reports under section  15(d) of the Exchange Act. The press release was disseminated in the United States via PR Newswire and is attached hereto as Exhibit 99.1.
Item 8. Prior Form 15 Filers
     Inapplicable.

PART II
Item 9. Rule 12g3-2(b) Exemption
     Inapplicable.
PART III
Item 10. Exhibits
     Attached hereto as Exhibit 99.1 is a copy of the press release referred to in the answer to Item 7.
Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
     (1) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide; or
     (2) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, Turquoise Card Backed Securities plc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Turquoise Card Backed Securities plc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TURQUOISE CARD BACKED SECURITIES PLC

By: Turquoise Funding 1 Limited (the Depositor and “Issuer” pursuant to Rule 3b-19 of the Exchange Act)

By: /s/ Shane Michael Hollywood

Name: Shane Michael Hollywood

Title: Director, Turquoise Funding 1 Limited